

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2023

Stanley Chan
Chief Financial Officer
Scientific Energy, Inc.
Room K, 9F, Golden Dragon Centre
105 Xian Xinghai Great Road
Macau

> **Re: Scientific Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **File No. 000-50559**

Dear Stanley Chan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: William G. Hu, Esq.